Exhibit 5.1

CMS Cameron McKenna Nabarro
To:	Olswang LLP
Saltire Court
NatWest Group plc 36 St Andrew Square Edinburgh	20 Castle Terrace Edinburgh EH1 2EN
EH2 2YB	DX 553001, Edinburgh 18 Legal Post LP-2, Edinburgh 6
T +44 131 228 8000
F +44 131 228 8888
cms.law
10 May 2024
Your ref
Our ref PUAL/STPH/RBG001.02355

Dear Ladies and Gentlemen

$1,000,000,000 8.125% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes

We have acted as solicitors in Scotland for NatWest Group plc (the Company) in connection with (i) the Underwriting Agreement dated as of 7 May 2024 (the Underwriting Agreement) between you and the underwriters (the Underwriters) under which the Underwriters have severally agreed to purchase from the Company $1,000,000,000 aggregate principal amount of the Company’s 8.125% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes (the Notes), and (ii) the Pricing Agreement dated as of 7 May 2024 (the Pricing Agreement).

The Notes are to be issued pursuant to a contingent convertible securities indenture dated as of 10 August 2015 between the Company and The Bank of New York Mellon, acting through its London branch, as trustee (the Trustee) (the Base Indenture), as supplemented and amended by a ninth supplemental indenture (the Supplemental Indenture) dated as of 10 May 2024 between the Company and the Trustee, supplementing the Base Indenture with regard to the Notes (the Base Indenture, as supplemented by the provisions of the Supplemental Indenture, being hereinafter referred to as the Indenture).

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Notes have been duly authorized in accordance with the Indenture, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to, and paid for, by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

UK-693247574.3

CMS Cameron McKenna Nabarro Olswang LLP is a limited liability partnership registered in England and Wales with registration number OC310335. It is a body corporate which uses the word "partner" to refer to a member, or an employee or consultant with equivalent standing and qualifications. It is authorised and regulated by the Solicitors Regulation Authority of England and Wales with SRA number 423370 and by the Law Society of Scotland with registered number 47313. A list of members and their professional qualifications is open to inspection at the registered office, Cannon Place, 78 Cannon Street, London EC4N 6AF. Members are either solicitors, registered foreign lawyers, patent attorneys or otherwise legally qualified. VAT registration number: 974 899 925. Further information about the firm can be found at cms.law

CMS Cameron McKenna Nabarro Olswang LLP is a member of CMS Legal Services EEIG (CMS EEIG), a European Economic Interest Grouping that coordinates an organisation of independent law firms. CMS EEIG provides no client services. Such services are solely provided by CMS EEIG’s member firms in their respective jurisdictions. CMS EEIG and each of its member firms are separate and legally distinct entities, and no such entity has any authority to bind any other. CMS EEIG and each member firm are liable only for their own acts or omissions and not those of each other. The brand name "CMS" and the term "firm" are used to refer to some or all of the member firms or their offices. Further information can be found at cms.law

Notice: the firm does not accept service by e-mail of court proceedings, other processes or formal notices of any kind without specific prior written agreement.

The foregoing opinion is limited to the present laws of Scotland. We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the State of New York and the laws of the United States of America, and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell London LLP dated 10 May 2024, to be filed on Form 6-K concurrently with this opinion. The laws of the State of New York are the chosen governing law of the Notes, and we have assumed that the Notes constitute valid, binding and enforceable obligations of the Company, enforceable against the Company in accordance with their terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

Yours faithfully

/s/ CMS Cameron McKenna Nabarro Olswang LLP

CMS Cameron McKenna Nabarro Olswang LLP